News Release	TSX, AMEX Symbol: NG

NovaGold Ready to Advance its Projects with Expiry of Barrick Hostile Takeover Bid

NovaGold Adopts New Shareholder Rights Plan

December 7, 2006 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX: NG, AMEX: NG) today announced that it can once again focus 100% of its efforts on advancing its projects and generating long-term value for shareholders, following the expiry of the unsolicited US$16.00 per share takeover bid by Barrick Gold Corporation (TSX: ABX, NYSE: ABX). Barrick has announced that it will take up the last shares tendered during the final extension of the bid, for a total ownership of 12.7% of NovaGold shares on a fully diluted basis.

NovaGold’s Board of Directors approved a new Shareholder Rights Plan, to take effect December 7, 2006, immediately upon the expiry of Barrick’s bid. NovaGold originally adopted a rights plan on May 31, 2006, but waived its application to Barrick’s takeover bid on September 25, 2006.

“NovaGold received outstanding support from its shareholders throughout this prolonged takeover attempt,” said Rick Van Nieuwenhuyse, President and CEO of NovaGold. “Our shareholders were the ‘white knights’ in this process, and NovaGold is committed to justifying their confidence in the future of this Company.

“NovaGold has world-class assets and a world-class team of people working to build the Company into a North American mid-tier gold and copper producer. We will continue to work hard to advance our projects and build shareholder value in 2007 and beyond.”

NovaGold would like to thank its shareholders, advisors, employees and contractors for their support throughout this process. NovaGold retained RBC Dominion Securities Inc., a member company of RBC Capital Markets, and Citigroup Global Markets Inc. as financial advisors; Borden Ladner Gervais LLP and Dorsey & Whitney LLP as legal counsel; and Lute and Company, Innisfree M&A Incorporated and Joele Frank, Wilkinson Brimmer Katcher for corporate and shareholder communications.

About the Shareholder Rights Plan

With the expiry of Barrick’s bid, NovaGold’s Board of Directors has adopted a new Shareholder Rights Plan (“Rights Plan”), on substantially the same terms as the original plan, to ensure the fair treatment of shareholders in connection with future unsolicited takeover bids and other stock acquisitions above 20% that are not offered to all shareholders on the same terms. The new Rights Plan exempts Barrick to the extent it has taken up shares under its existing takeover bid, which expired last night.

Shareholder approval of the new Rights Plan will be sought at NovaGold’s Annual General Meeting of shareholders, scheduled for May 2007. If ratified by shareholders, the new Rights Plan will have an initial term identical to that of the original plan and will expire at NovaGold’s Annual General Meeting in 2010, unless terminated at an earlier date. The new Rights Plan is subject to regulatory approval.

A copy of the new Rights Plan, which prevents the acquisition of 20% or more of NovaGold’s outstanding shares, other than in certain permitted circumstances where all shareholders are treated fairly, will be available for review at www.sedar.com.

About NovaGold

NovaGold is one of the fastest growing gold and copper companies in the industry. The Company owns 70% of the Donlin Creek gold project in Alaska and 100% of the Galore Creek copper-gold project in British Columbia, two of the world’s largest gold and copper deposits. The Company is rapidly moving to production at its 100%-owned Nome Operations in Alaska, which includes Rock Creek, Big Hurrah and Nome Gold. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto.

NovaGold is well financed with no long-term debt, and has one of the largest reserve and resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

Cautionary Note Concerning Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding anticipated dates for receipt of permits and approvals, construction and production, and other milestones; anticipated results of drilling programs, feasibility studies and other analyses; and NovaGold’s future operating or financial performance and future share prices, are forward-looking statements. Information concerning mineral reserve and resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in litigation, including litigation concerning Barrick and the Donlin Creek property, and Pioneer Metals and the Galore Creek property; uncertainties arising from environmental litigation relating to the permit at the Rock Creek project; uncertainties arising out of Barrick’s management of the Donlin Creek property and disagreements with Barrick with respect thereto; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties; the need to obtain additional financing to develop properties; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other government approvals for Galore Creek and other projects; and other risks and uncertainties disclosed under the heading “Caution Regarding Forward-Looking Statements” in NovaGold’s Directors’ Circular with respect to Barrick’s tender offer and under the heading “Risk Factors” and elsewhere in NovaGold’s Annual Information Form for the year ended November 30, 2005, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission.

# # #

Contacts

Investors:

Greg Johnson
Vice President, Corporate Communications and
Strategic Development

(604) 669-6227 or 1-866-669-6227
Don MacDonald, CA
Senior Vice President & CFO
(604) 669-6227 or 1-866-669-6227

Mike Brinn
Innisfree M&A Incorporated
(212) 750-5833	Media: John Lute / Peter Aterman Lute and Company (416) 929-5883 Matt Sherman / Jamie Moser Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449